21001659

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SEC FILE NUMBER
8-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NANCY BARRON & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 GRAND BLVD
(No. and Street)

LEXINGTON	KY	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAT BRADLEY 859-254-4010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RODEFER MOSSS& CO., PLLC
(Name – *if individual, state last, first, middle name*)

608 MABRY ROAD	KNOXVILLE	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, NANCY BARRON, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NANCY BARRON & ASSOCIATES, INC., as of DECEMBER, 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick J. Bradley
NOTARY PUBLIC
State at Large, Kentucky
ID # 613037
My Commission Expires 11/30/2022

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANCY BARRON & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2020 AND 2019

NANCY BARRON & ASSOCIATES, INC.
LEXINGTON, KENTUCKY

CONTENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 12
Supplemental Information:	
Schedule A - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investment Protection Corporation (SIPC)	14 - 15
Exemption from 17 C.F.R. 240.15c3-3 Customer Protection Reserve and Custody of Securities Rule	16
Report of Independent Registered Public Accounting Firm	17
Report of Independent Registered Public Accounting Firm on Applying Agreed - Upon Procedures	18

· Certified Public Accountants
· Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Nancy Barron & Associates, Inc. (the "Company") as of December 31, 2020 and 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information presents Schedule A - Computation of Net Capital under rule 15c3-1 of the SEC and Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investment Protection Corporation (SIPC) on pages 13-15 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Nancy Barron & Associates, Inc.'s auditor since 2014.
Knoxville, Tennessee
February 25, 2021

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
Assets:		
Cash	$ 264,258	$ 78,968
Deposits with clearing organization and others	32,774	19,928
Receivables from brokers, dealers, and clearing organizations	57,956	55,346
Advance to related party	15	-
Prepaid expenses	7,223	6,257
Investments	427,897	376,788
Property and equipment (net of accumulated depreciation of $131,101 and $128,412)	8,988	11,677
Total Assets	$ 799,111	$ 548,964

LIABILITIES AND STOCKHOLDER'S EQUITY

	2020	2019
Liabilities:		
Accounts payable	$ 34,552	$ 12,548
Payroll taxes payable	10,467	7,845
Retirement contributions payable	3,150	2,550
Accrued income taxes	2,025	1,000
Accrued wages	105,000	85,000
Long-term debt	125,000	-
Total Liabilities	280,194	108,943
Stockholder's Equity:		
Common stock, no par value:		
400 shares of Class A voting authorized, 1 share issued and outstanding	1,866	1,866
39,600 shares of Class B non-voting authorized, 99 shares issued and outstanding	184,695	184,695
Additional paid-in capital	9,042	9,042
Retained earnings	323,314	244,418
Total Stockholder's Equity	518,917	440,021
Total Liabilities and Stockholder's Equity	$ 799,111	$ 548,964

The accompanying notes are an integral part of these financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Revenues:		
Revenue from Contracts with Customers:		
Commissions	$ 658,428	$ 603,889
Mutual fund and 12b-1 fees	416,670	414,018
Margin Interest	47,299	48,130
Total Revenue from Contracts with Customers	1,122,397	1,066,037
Other Revenue:		
Dividends, interest and capital gain distributions	7,593	9,641
Net realized and unrealized gain on investments	51,379	85,960
Total Other Revenue	58,972	95,601
Net Revenues	1,181,369	1,161,638
Expenses:		
Employee compensation and benefits	824,686	805,440
Clearing fees	67,638	64,604
Promotion	6,103	18,790
Communications	8,647	8,683
Occupancy costs	53,266	53,708
Other operating expenses	93,277	87,215
Depreciation	2,688	3,639
Total Expenses	1,056,305	1,042,079
Net Income before Income Taxes	125,064	119,559
Provision for Income Taxes	2,168	1,608
Net Income	$ 122,896	$ 117,951

The accompanying notes are an integral part of these financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2019	$ 186,561	$ 9,042	$ 242,897	$ 438,500
Net Income	-	-	117,951	117,951
Distributions	-	-	(116,430)	(116,430)
Balance, December 31, 2019	186,561	9,042	244,418	440,021
Net Income	-	-	122,896	122,896
Distributions	-	-	(44,000)	(44,000)
Balance, December 31, 2020	$ 186,561	$ 9,042	$ 323,314	$ 518,917

The accompanying notes are an integral part of these financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities:		
Net income	$ 122,896	$ 117,951
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	2,688	3,639
Sale (Purchase) of securities, net	271	(25,768)
Net realized and unrealized gain on investments	(51,379)	(85,960)
Decrease (Increase) in:		
Deposits with clearing organization and others	(12,846)	24,765
Receivables from brokers, dealers and clearing organizations	(2,610)	8,363
Advances to related party	(15)	1,110
Prepaid expenses	(966)	1,227
Increase (Decrease) in:		
Accounts payable	22,004	3,358
Payroll taxes payable	2,622	(1,000)
Retirement conributions payable	600	2,302
Accrued income taxes	1,025	(1,000)
Accrued wages	20,000	5,000
Net Cash Provided by Operating Activities	104,290	53,987
Cash Flows From Financing Activities:		
Proceeds from new borrowings	125,000	-
Distributions to stockholder	(44,000)	(69,179)
Net Cash Used in Financing Activities	81,000	(69,179)
Net Change in Cash	185,290	(15,192)
Cash, beginning of year	78,968	94,160
Cash, end of year	$ 264,258	$ 78,968
Supplemental Disclosures:		
Cash paid during the year for income taxes	$ 960	$ 2,608
Distribution of securities to stockholder	$ -	$ 47,251

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies:

This summary of significant accounting policies of Nancy Barron & Associates, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization - Nancy Barron & Associates, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc., (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The resulting difference between cost and market value from one year to the next is included in the Statements of Income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation - Fixed assets are recorded at historical cost. Depreciation and amortization are calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	7 - 10
Office equipment	5
Leasehold improvements	10

Note A - Summary of Significant Accounting Policies (Continued):

Revenue and Trade Accounts Receivable - The Company follows the five-step model provided by ASC Topic 606 in order to recognize its revenue in the following manner: 1) Identify the contract; 2) Identify the performance obligations of the contract; 3) Determine the transaction price of the contract; 4) Allocate the transaction price to the performance obligations; and, 5) Recognize revenue.

The Company's primary sources of revenue and trade accounts receivable is through commissions and distribution fees generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Each client is identified by contracts. Revenue is recognized in the following manners for Brokerage commission's revenue and Distribution fees revenue.

Brokerage commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income Taxes - The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholder of the S Corporation is taxed on her proportionate share of the Corporation's taxable income and, accordingly, no provision for federal or state income taxes has been made. The Company has recorded a provision for local income taxes based upon its taxable net income.

Note A - Summary of Significant Accounting Policies (Continued):

Income Taxes Continued - The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2016. The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties or interest levied against the Company during the year.

Statements of Cash Flows - For purposes of these statements, short-term investments which have a maturity of three months or less are considered cash and cash equivalents.

Advertising - Advertising costs are charged to operations in the year incurred. Advertising costs were $8,400 for the year ended December 31, 2019. There were no costs incurred for advertising during the year ended December 31, 2020.

Deposits with Clearing Organization and Others - Deposits with clearing organization and others consist of cash, cash equivalents and other short-term securities.

Note B - Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation as well as the Securities Investor Protection Corporation up to $250,000 per insurer. The Company did not have any significant uninsured cash balances with these financial institutions as of December 31, 2020 and 2019.

Note C - Fair Value Measurements

For financial statement reporting purposes, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A fair value hierarchy has been established for financial reporting purposes which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value:

Note C - Fair Value Measurements (Continued):

Level 1 Inputs: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 Inputs: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 Inputs: Significant unobservable inputs that reflect the Company's own asset assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes input from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Company's other financial instruments are based on estimates. These estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve matters of judgment, and, therefore, cannot be determined with precision. Estimated fair values are significantly affected by the assumptions used.

The carrying amounts of cash and cash equivalents, receivables, prepaid expenses, payables and accrued expenses as reported in the accompanying Statements of Financial Condition approximate their fair values due to their short-term maturity, to being readily converted to a known amount, or other observable inputs. As such, these instruments are measured using Level 1 inputs.

Note D - Accounts Receivable:

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions and distribution fees earned for the month of December, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker and considers all receivables to be collectible in the ordinary course of business.

Note E - Investments:

Marketable securities owned at December 31, 2020 and 2019, consist of investment securities at quoted market values and are as follows:

Note E – Investments (Continued):

2020

	Level 1	Level 2	Level 3	Total
Corporate Stocks and ETFs	$ 281,802	$ -	$ -	$ 281,802
Mutual Funds	146,095	-	-	146,095
	$ 427,897	$ -	$ -	$ 427,897

2019

	Level 1	Level 2	Level 3	Total
Corporate Stocks and ETFs	$ 259,021	$ -	$ -	$ 259,021
Mutual Funds	117,767	-	-	117,767
	$ 376,788	$ -	$ -	$ 376,788

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2020 and 2019, was $103,948, resulting in a total unrealized gain at December 31, 2020 and 2019, of $323,949 and $272,840, respectively, and an unrealized gain in the current year of $51,379 ($94,049 in 2019). Securities were sold or distributed to the stockholder during 2019 resulting in a realized loss of $8,089. No securities were sold during 2020.

Note F - Property and Equipment:

As of December 31, 2020, and 2019, property and equipment consisted of the following:

	2020	2019
Furniture and fixtures	$ 85,352	$ 85,352
Office equipment	18,293	18,293
Leasehold improvements	36,444	36,444
Total Property and Equipment	140,089	140,089
Less: Accumulated Depreciation	(131,101)	(128,412)
Net Property and Equipment	$ 8,988	$ 11,677

Note G - Long-Term Debt:

As of June 30, 2020, the Company was obligated under a loan payable from the Paycheck Protection Program administered by the US Small Business Administration (SBA). Terms of the loan provide that the loan may be forgiven if the Company uses the proceeds for qualifying expenses such as payroll, rent, and utilities within a specified time and submits an application for loan forgiveness with the lender. The loan is unsecured and accrues interest at 1% per annum. The loan originally required monthly principal and interest payments of $7,032 beginning November 1, 2020, and expiring on April 14, 2022. However, the Paycheck Protection Flexibility Act of 2020, P.L. 116-142, extended the deferral period for loan payments to either (1) the date

Note G - Long-Term Debt (Continued):

that SBA remits the borrower's loan forgiveness amount to the lender or (2) if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period. The Company believes it has met all qualifications for forgiveness and has submitted an application for forgiveness with the lender. The Company anticipates this loan and accrued interest will be forgiven in full in 2021 and that no future payments of principal or interest will be required.

Note H - Retirement Plan:

The Company has a Simple IRA Retirement Plan which covers substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation, and the Company makes a contribution equal to the lesser of the deferral amount or three percent of the total compensation of the participant. Employer retirement plan contributions for the years ended December 31, 2020 and 2019, were $22,143 and $24,708, respectively.

Note I - Related Party Transactions:

The Company leases its premises under a month to month arrangement from a corporation owned by the Company's sole stockholder. Monthly rent under the agreement is $4,000 ($4,000 per month in 2019). The Company also reimburses the related entity or receives reimbursement from the related entity for expenses such as utilities and maintenance. The Company incurred net expenses related to this agreement of $52,718 and $53,112 for the years ended December 31, 2020 and 2019, respectively. The Company owed the related entity $1,432 and $734 related to this agreement for the years ended December 31, 2020 and 2019, respectively. The related entity owed the Company $15 for the reimbursement of shared expenses as of December 31, 2020. There was no amount due the Company for reimbursement of related expenses as of December 31, 2019.

The Company owed the sole shareholder $23,365 and $1,283 related to the reimbursement of expenses as of December 31, 2020 and 2019, respectively. This amount was in accounts payable as of December 31, 2020 and 2019, respectively.

Note J - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had regulatory net capital of $406,988 and $333,753 as of December 31, 2020 and 2019, respectively. The Company's net capital as of December 31, 2020 and 2019, was $356,988 and $283,753 in excess of its minimum net capital requirement of $50,000, respectively. The Company's net capital ratio was .69 to 1 and .33 to 1 as of December 31, 2020 and 2019, respectively.

Note K - Indemnifications:

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including subcustodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement, therefore, no contingent liability has been recognized in the accompanying financial statements.

Note L - New Accounting Pronouncement:

On January 1, 2019, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, accounting for leases, using the modified retrospective approach as of the most recent comparative period presented. Under its core principle, a lessee will recognize right-of-use ("ROU") assets and related lease liabilities on the balance sheet for all arrangements with terms longer than 12 months. The lease standard did not have a material effect on the financial statements as a whole.

Note M - Risks and Uncertainties:

On March 11, 2020 the World Health Organization designated COVID-19 a world health pandemic. Existing contingency and disaster preparedness plans give management the tools necessary to guide the Company through such circumstances. The Company has evaluated the short-term and long-term impacts of this pandemic, the outcome of which is not predictable with assurance, and it is possible that the Company could be affected negatively by these circumstances. Although the ultimate financial impact of this pandemic cannot be ascertained, through a thorough evaluation of cash, revenue sources, and overhead projections, management believes that any resulting financial impact should not materially affect the financial position of the Company as of December 31, 2020.

On March 27, 2020, President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security ("CARES") Act." The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer social security payments, and increased limitations on qualified charitable contributions. Management is currently evaluating how these provisions of the CARES Act will impact the Company's financial position, results of operations, and cash flows.

Note N - Date of Management's Review:

Management has evaluated events and transactions occurring subsequent to the balance sheet date for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date of the report, which is the date these financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

Net Capital:		
Total Stockholder's Equity		$ 518,917
Deductions and/or Charges:		
Non-allowable fixed assets	8,988	
Non-allowable receivables from brokers or dealers	30,610	
Prepaid expenses	7,223	
Petty cash	100	
		(46,936)
Net Capital Before Haircuts on Securities Positions		471,981
Haircuts on Securities		64,993
Net Capital		$ 406,988
Aggregate Indebtedness:		
Accounts payable	$ 34,552	
Payroll taxes and retirement contributions payable	13,617	
Accrued income taxes	2,025	
Accrued wages	105,000	
Long-term debt	125,000	
Total Aggregate Indebtedness		$ 280,194
Computation of Basic Net Capital Requirement		
Minimum net capital required:		
$280,194 divided by 15 or $50,000 minimum		$ 50,000
Excess Net Capital		$ 356,988
Ratio: Aggregate indebtedness to net capital		.69 to 1
Reconciliation with Company's Computation:		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 406,988
Effect of audit adjustments on accounts included in net capital calculation		-
Net Capital per Above		$ 406,988

There is no material difference between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020

See accompanying auditors' report

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*28*******1929**********************MIXED AADC 220
44803 FINRA DEC
NANCY BARRON & ASSOCIATES INC
150 GRAND BLVD
LEXINGTON, KY 40507-1562

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 731.19
   B. Less payment made with SIPC-6 filed (exclude interest) (375.95)
   Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 355.24
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 355.24
   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $ 355.24
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nancy Barron & Assoc Inc
(Name of Corporation, Partnership or other organization)

Nancy Barron
(Authorized Signature)

CEO
(Title)

Dated the 16th day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,181,370
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,181,370
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	574,890
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	67,638
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	51,379
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	693,907
2d. SIPC Net Operating Revenues	$ 487,463
2e. General Assessment @ .0015	$ 731.19
	(to page 1, line 2.A.)

NANCY BARRON & ASSOCIATES, INC.
EXEMPTION FROM 17 C.F.R. §240.15c3-3 CUSTOMER PROTECTION----RESERVE AND CUSTODY OF SECURITIES REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

To the best knowledge and belief of Nancy Barron & Associates, Inc. (the company), the company is exempt from rule 17 C.F.R. §240.15c3-3 Customer Protection---Reserve and Custody of Securities for the year ended December 31, 2020.

The basis for this exemption is 17 C.F.R. §240.15c3-3(k)(2)(ii). The company is an introducing broker that clears all transactions with and for customers on a fully disclosed basis with our clearing broker National Financial Services, LLC, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. The company has met the exemption provision of 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Nancy Truxtun Barron, II

President

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO. PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption form 17 C.F.R. 240 15c3-3 Customer Protection Reserve and Custody of Securities Rule, in which (1) Nancy Barron & Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) the Company's management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 25, 2021

· Certified Public Accountants
· Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of Nancy Barron & Associates, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Nancy Baron & Associates, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;
2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020 . Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 25, 2021